Fidelity Distributors Corp

40-33

811-997

04042245

BEST AVAILABLE COPY

Fidelity Investments

Colleen A. Hankins
Senior Legal Counsel

RECD S.E.C.
AUG 3 1 2004
1086

August 30, 2004

SEC MAIL PROCESSING RECEIVED AUG 3 1 2004 WASH. D.C. 185 SECTION

OVERNIGHT MAIL

Securities and Exchange Commission
Attn: Filing Desk
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: ***David O. Fallert v. Fidelity Management and Research Company et al. Civil Action No. 04-11812 RGS(District of Massachusetts)***

Dear Sir or Madam:

Pursuant to Section 33 of the Investment Company Act of 1940, I hereby enclose copies of each of the complaints filed in the above matters. To avoid duplicative filings by the various parties required to file under this provision, this filing is made on behalf of all investment companies named as nominal defendants in the above actions, as well as any named defendant who is an affiliated person of those investment companies. Please feel free to contact me should you have any questions.

Best regards.

Very truly yours,

Colleen A. Hankins

Colleen A. Hankins

Enclosures

PROCESSED
SEP 1 5 2004
THOMSON
FINANCIAL

SEC MAIL PROCESSING RECEIVED SEP 1 3 2004 WASH. D.C. 155 SECTION

Fidelity Investments®

Colleen A. Hankins
Senior Legal Counsel

September 9, 2004

OVERNIGHT MAIL

Securities and Exchange Commission
Attn: Filing Desk
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: David O. Fallert v. Fidelity Management and Research Company et al. Civil Action No. 04-11812 RGS (District of Massachusetts)

Dear Sir or Madam:

Pursuant to Section 33 of the Investment Company Act of 1940, I hereby enclose copies of each of the complaints filed in the above matters. To avoid duplicative filings by the various parties required to file under this provision, this filing is made on behalf of all investment companies named as nominal defendants in the above actions, as well as any named defendant who is an affiliated person of those investment companies. Pursuant to a conversation on September 9, 2004, with Eric Purple, Senior Counsel in the Office of Chief Counsel in the Division of Investment Management, we are refiling this after it was rejected on September 2, 2004. Per Release No. 33-8454, "paper copies are still being accepted and that electronic filings are voluntary." Please feel free to contact me should you have any questions.

Very truly yours,

Colleen A. Hankins /ER

Colleen A. Hankins

Enclosures

FMR Corp.
Legal Department

82 Devonshire Street F6B
Boston, MA 02109-3614

Phone: 617 563-6415
Fax: 617 476-3128
colleen.hankins@fmr.com

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

OFFICE OF FILINGS AND
INFORMATION SERVICES

RECEIVED

SEP 08 2004

September 2, 2004

Mrs. Colleen A. Hankins
FMR Corp.
82 Devonshire Street F6B
Boston, MA 02109-3614
Phone: 617-563-6415

Dear SEC Filer:

We are returning this material to you because it was submitted in paper and not electronically. We remind you that, as of August 23, 2004, filers must submit most of their Securities Act and Exchange Act filings to the Commission via EDGAR, the Commission's electronic filing system. You may read about the EDGAR filing requirements for issuers in SEC Release No. 33-8454, which is available on the Commission's website at http://www.sec.gov/rules/final/33-8454.htm.

Please electronically format and resubmit this filing immediately via EDGAR. When resubmitting the filing, you must comply with the procedures discussed in the EDGAR filer manual, which is available at the Commission's website located at http://www.sec.gov/info/edgar.shtml.

Failure to resubmit the filing in a timely manner could result in the Commission considering the filing to be delinquent. You may wish to consult with counsel as to the consequences that may result from being delinquent.

If you have any questions please contact, Ruth Armfield Sanders, Senior Special Counsel, at (202) 942-0978 in the Division of Investment Management. If you have technical questions regarding the EDGAR filing requirements, please contact EDGAR Filer Support at (202) 942-8900.

Sincerely,

Brian K. Johnson
Branch Chief, Filer Support 2

SEC MAIL PROCESSING SECTION
RECEIVED
SEP 10 2004
WASH. D.C. 155

UNITED STATES DISTRICT COURT
DISTRICT OF MASSACHUSETTS

04 11812 RGS

DAVID O. FALLERT, Individually and on behalf of All Others Similarly Situated, Plaintiff, vs. FIDELITY MANAGEMENT AND RESEARCH COMPANY, FMR CO., INC., FMR CORP., FIDELITY DISTRIBUTORS CORPORATION, EDWARD C. JOHNSON III, ABIGAIL P. JOHNSON, EDWARD C. JOHNSON IV, ELIZABETH L. JOHNSON, PETER S. LYNCH, LAURA B. CRONIN, ROBERT L. REYNOLDS, ROBERT C. POZEN, J. GARY BURKHEAD, J. MICHAEL COOK, RALPH F. COX, ROBERT M. GATES, DONALD J. KIRK, MARIE L. KNOWLES, NED C. LAUTENBACH, MARGIN L. MANN, WILLIAM O. McCOY, WILLIAM S. STAVROPOULOS, GEORGE H. HEILMEIER, GERALD C. McDONOUGH, THOMAS R. WILLIAMS and JOHN DOES 1-100, Defendants, FIDELITY ADVISOR AGGRESSIVE GROWTH, FIDELITY ADVISOR ASSET ALLOCATION FUND, FIDELITY ADVISOR BALANCED FUND, FIDELITY ADVISOR BIOTECHNOLOGY FUND, FIDELITY ADVISOR CALIFORNIA MUNICIPAL INCOME FUND, FIDELITY ADVISOR CONSUMER INDUSTRIES FUND, FIDELITY ADVISOR CYCLICAL INDUSTRIES FUND, FIDELITY ADVISOR DEVELOPING COMMUNICATIONS FUND, FIDELITY ADVISOR DIVERSIFIED INTERNATIONAL FUND, FIDELITY ADVISOR DIVIDEND GROWTH FUND, FIDELITY ADVISOR DYNAMIC CAPITAL APPRECIATION FUND, FIDELITY ADVISOR ELECTRONICS FUND, FIDELITY ADVISOR EMERGING ASIA FUND, FIDELITY ADVISOR EMERGING MARKETS FUND, FIDELITY ADVISOR EMERGING **[Caption Continues On Next Page]**	X	Civil Action No. **CLASS ACTION COMPLAINT FOR EXCESSIVE FEES IN VIOLATION OF SECTIONS 34(b), 36(b) AND 48(a) OF THE INVESTMENT COMPANY ACT AND SECTIONS 206 AND 215 OF THE INVESTMENT ADVISERS ACT, AND FOR BREACHES OF FIDUCIARY DUTY** MAGISTRATE JUDGE **JURY TRIAL DEMANDED**

RECEIPT # 58090
AMOUNT $150
SUMMONS ISSUED 45
LOCAL RULE 4.1
WAIVER FORM
MCF ISSUED
BY DPTY. CLK. T.O.M.
DATE 8/19/04

F:\FIDELITY\CMPLTFAL.WPD

MARKETS INCOME FUND, FIDELITY ADVISOR :
EQUITY GROWTH FUND, FIDELITY ADVISOR :
EQUITY INCOME FUND, FIDELITY ADVISOR :
EUROPE CAPITAL APPRECIATION FUND, :
FIDELITY ADVISOR FIFTY FUND, FIDELITY :
ADVISOR FINANCIAL SERVICES FUND, :
FIDELITY ADVISOR FLOATING RATE HIGH :
INCOME FUND, FIDELITY ADVISOR FREEDOM :
2000 FUND, FIDELITY ADVISOR FREEDOM :
2005 FUND, FIDELITY ADVISOR FREEDOM :
2010 FUND, FIDELITY ADVISOR FREEDOM :
2015 FUND, FIDELITY ADVISOR FREEDOM :
2020 FUND, FIDELITY ADVISOR FREEDOM :
2025 FUND, FIDELITY ADVISOR FREEDOM :
2030 FUND, FIDELITY ADVISOR FREEDOM :
2035 FUND, FIDELITY ADVISOR FREEDOM :
2040 FUND, FIDELITY ADVISOR FREEDOM :
INCOME FUND, FIDELITY ADVISOR GLOBAL :
EQUITY FUND, FIDELITY ADVISOR :
GOVERNMENT INVESTMENT FUND, FIDELITY :
ADVISOR GROWTH & INCOME FUND, :
FIDELITY ADVISOR GROWTH & INCOME :
FUND II, FIDELITY ADVISOR GROWTH :
OPPORTUNITIES FUND, FIDELITY ADVISOR :
HEALTH CARE FUND, FIDELITY ADVISOR :
HIGH INCOME ADVANTAGE FUND, FIDELITY :
ADVISOR HIGH INCOME FUND, FIDELITY :
ADVISOR INFLATION-PROTECTED BOND :
FUND, FIDELITY ADVISOR INTERMEDIATE :
BOND FUND, FIDELITY ADVISOR :
INTERNATIONAL CAPITAL APPRECIATION :
FUND, FIDELITY ADVISOR INTERNATIONAL :
SMALL CAP FUND, FIDELITY ADVISOR :
INVESTMENT GRADE BOND FUND, FIDELITY :
ADVISOR JAPAN FUND, FIDELITY ADVISOR :
KOREA FUND, FIDELITY ADVISOR LARGE :
CAP FUND, FIDELITY ADVISOR LATIN :
AMERICA FUND, FIDELITY ADVISOR :
LEVERAGED COMPANY STOCK FUND, :
FIDELITY ADVISOR MID CAP FUND, FIDELITY :
ADVISOR MORTGAGE SECURITIES FUND, :
FIDELITY ADVISOR MUNICIPAL INCOME :
FUND, FIDELITY ADVISOR NATURAL :
RESOURCES FUND, FIDELITY ADVISOR NEW :
INSIGHTS FUND, FIDELITY ADVISOR NEW :
[Caption Continues On Next Page] :

YORK MUNICIPAL INCOME FUND, FIDELITY :
ADVISOR OVERSEAS FUND, FIDELITY :
ADVISOR REAL ESTATE FUND, FIDELITY :
ADVISOR SHORT FIXED-INCOME FUND, :
FIDELITY ADVISOR SHORT-INTERMEDIATE :
MUNICIPAL INCOME FUND, FIDELITY :
ADVISOR SMALL CAP FUND, FIDELITY :
ADVISOR STRATEGIC DIVIDEND & INCOME :
FUND, FIDELITY ADVISOR STRATEGIC :
GROWTH FUND, FIDELITY ADVISOR :
STRATEGIC INCOME FUND, FIDELITY :
ADVISOR TAX MANAGED STOCK FUND, :
FIDELITY ADVISOR TECHNOLOGY FUND, :
FIDELITY ADVISOR TELECOMMUNICATIONS :
& UTILITIES GROWTH FUND, FIDELITY :
ADVISOR VALUE FUND, FIDELITY ADVISOR :
VALUE LEADERS FUND, FIDELITY ADVISOR :
VALUE STRATEGIES FUND, FIDELITY :
AGGRESSIVE INTERNATIONAL FUND, :
FIDELITY AIR TRANSPORTATION PORTFOLIO, :
FIDELITY ARIZONA MUNICIPAL MONEY :
MARKET FUND, FIDELITY ASSET MANAGER, :
FIDELITY ASSET MANAGER: AGGRESSIVE, :
FIDELITY ASSET MANAGER: GROWTH, :
FIDELITY ASSET MANAGER: INCOME, :
FIDELITY AUTOMOTIVE PORTFOLIO, :
FIDELITY BANKING PORTFOLIO, FIDELITY :
BLUE CHIP GROWTH FUND, FIDELITY BLUE :
CHIP GROWTH FUND, FIDELITY BLUE CHIP :
VALUE FUND, FIDELITY BROKERAGE/ :
INVESTMENT MANAGEMENT MARKET FUND, :
FIDELITY CANADA FUND, FIDELITY CAPITAL :
& INCOME FUND, FIDELITY CAPITAL :
APPRECIATION FUND, FIDELITY CASH :
RESERVES, FIDELITY CHEMICALS :
PORTFOLIO, FIDELITY CHINA REGION FUND, :
FIDELITY COMPUTERS PORTFOLIO, FIDELITY :
CONNECTICUT MUNICIPAL MONEY MARKET :
FUND, FIDELITY CONSTRUCTION & HOUSING :
PORTFOLIO, FIDELITY CONTRAFUND, :
FIDELITY CONVERTIBLE SECURITIES FUND, :
FIDELITY DEFENSE & AEROSPACE :
PORTFOLIO, FIDELITY DISCIPLINED EQUITY :
FUND, FIDELITY DISCOVERY FUND, FIDELITY :
ENERGY PORTFOLIO, FIDELITY ENERGY :
[Caption Continues On Next Page] :

SERVICE PORTFOLIO, FIDELITY :
ENVIRONMENTAL PORTFOLIO, FIDELITY :
EQUITY-INCOME FUND, FIDELITY EQUITY- :
INCOME FUND II, FIDELITY EUROPE FUND, :
FIDELITY EXPORT AND MULTINATIONAL :
FUND, FIDELITY FLORIDA MUNICIPAL :
MONEY MARKET FUND, FIDELITY FOCUSED :
STOCK FUND, FIDELITY FOOD & :
AGRICULTURE PORTFOLIO, FIDELITY FOUR- :
IN-ONE INDEX FUND, FIDELITY FUND, :
FIDELITY GINNIE MAE FUND, FIDELITY :
GLOBAL BALANCED FUND, FIDELITY GOLD :
PORTFOLIO, FIDELITY GOVERNMENT :
INCOME FUND, FIDELITY GROWTH :
COMPANY FUND, FIDELITY HOME FINANCE :
PORTFOLIO, FIDELITY INDEPENDENCE FUND, :
FIDELITY INDUSTRIAL EQUIPMENT :
PORTFOLIO, FIDELITY INDUSTRIAL :
MATERIALS PORTFOLIO, FIDELITY :
INSURANCE PORTFOLIO, FIDELITY :
INTERMEDIATE GOVERNMENT INCOME :
FUND, FIDELITY INTERNATIONAL GROWTH & :
INCOME FUND, FIDELITY JAPAN SMALLER :
COMPANIES FUND, FIDELITY LARGE CAP :
STOCK FUND, FIDELITY LEISURE PORTFOLIO, :
FIDELITY LOW-PRICED STOCK FUND, :
FIDELITY MAGELLAN FUND, FIDELITY :
MASSACHUSETTS MUNICIPAL MONEY :
MARKET FUND, FIDELITY MEDICAL :
DELIVERY PORTFOLIO, FIDELITY MEDICAL :
EQUIPMENT SYSTEMS/ PORTFOLIO, FIDELITY :
MICHIGAN MUNICIPAL MONEY MARKET :
FUND, FIDELITY MID-CAP STOCK FUND, :
FIDELITY MONEY MARKET TRUST: :
RETIREMENT GOVERNMENT MONEY :
MARKET PORTFOLIO, FIDELITY MONEY :
MARKET TRUST: RETIREMENT MONEY :
MARKET PORTFOLIO, FIDELITY MULTIMEDIA :
PORTFOLIO, FIDELITY MUNICIPAL MONEY :
MARKET FUND, FIDELITY NASDAQ :
COMPOSITE INDEX FUND, FIDELITY :
NATURAL GAS PORTFOLIO, FIDELITY :
NETWORKING & INFRASTRUCTURE :
PORTFOLIO, FIDELITY NEW JERSEY :
MUNICIPAL MONEY MARKET FUND, :
[Caption Continues On Next Page] :

FIDELITY NEW MARKETS INCOME FUND, :
FIDELITY NEW MILLENNIUM FUND, FIDELITY :
NEW YORK MUNICIPAL MONEY MARKET :
FUND, FIDELITY NORDIC FUND, FIDELITY :
OHIO MUNICIPAL MONEY MARKET FUND, :
FIDELITY OTC PORTFOLIO, FIDELITY PACIFIC :
BASIN FUND, FIDELITY PAPER & FOREST :
PRODUCTS PORTFOLIO, FIDELITY :
PENNSYLVANIA MUNICIPAL MONEY :
MARKET FUND, FIDELITY :
PHARMACEUTICALS PORTFOLIO, FIDELITY :
PURITAN FUND, FIDELITY REAL ESTATE :
INCOME FUND, FIDELITY RETAILING :
PORTFOLIO, FIDELITY SELECT :
BIOTECHNOLOGY PORTFOLIO FIDELITY :
SELECT MONEY MARKET PORTFOLIO, :
FIDELITY SHORT-TERM BOND FUND, :
FIDELITY SMALL CAP INDEPENDENCE FUND, :
FIDELITY SMALL CAP RETIREMENT FUND, :
FIDELITY SMALL CAP STOCK FUND, FIDELITY:
SOFTWARE/ COMPUTER SERVICES :
PORTFOLIO, FIDELITY SOUTHEAST ASIA :
FUND, FIDELITY SPARTAN GOVERNMENT :
INCOME FUND, FIDELITY STOCK SELECTOR :
FUND, FIDELITY STRUCTURED LARGE CAP :
GROWTH FUND, FIDELITY STRUCTURED :
LARGE CAP VALUE FUND, FIDELITY :
STRUCTURED MID CAP GROWTH FUND, :
FIDELITY STRUCTURED MID CAP VALUE :
FUND, FIDELITY TAX-FREE MONEY MARKET :
FUND, FIDELITY TOTAL BOND FUND, :
FIDELITY TRANSPORTATION PORTFOLIO, :
FIDELITY TREND FUND, :
FIDELITY U.S. BOND INDEX FUND, FIDELITY :
U.S. GOVERNMENT RESERVES, FIDELITY :
ULTRA-SHORT BOND FUND, FIDELITY :
UTILITIES FUND, FIDELITY UTILITIES :
GROWTH PORTFOLIO, FIDELITY VALUE :
DISCOVERY FUND, FIDELITY WIRELESS :
PORTFOLIO, FIDELITY WORLDWIDE FUND, :
SPARTAN 500 INDEX FUND, SPARTAN :
ARIZONA MUNICIPAL INCOME FUND, :
SPARTAN CA MUNICIPAL MONEY MARKET :
FUND, SPARTAN CALIFORNIA MUNICIPAL :
INCOME FUND, SPARTAN CONNECTICUT :
[Caption Continues On Next Page] :

MUNICIPAL INCOME FUND, SPARTAN :
EXTENDED MARKET INDEX FUND, SPARTAN :
FLORIDA MUNICIPAL INCOME FUND, :
SPARTAN INTERMEDIATE MUNICIPAL :
INCOME FUND, SPARTAN INTERNATIONAL :
INDEX FUND, SPARTAN INVESTMENT GRADE :
BOND FUND, SPARTAN MA MUNICIPAL :
MONEY MARKET FUND, SPARTAN :
MARYLAND MUNICIPAL INCOME FUND, :
SPARTAN MASSACHUSETTS MUNICIPAL :
INCOME FUND, SPARTAN MICHIGAN :
MUNICIPAL INCOME FUND, SPARTAN :
MINNESOTA MUNICIPAL INCOME FUND, :
SPARTAN MONEY MARKET FUND, SPARTAN :
MUNICIPAL INCOME FUND, SPARTAN :
MUNICIPAL MONEY FUND, SPARTAN NEW :
JERSEY MUNICIPAL INCOME FUND, SPARTAN :
NEW YORK MUNICIPAL INCOME FUND, :
SPARTAN NJ MUNICIPAL MONEY MARKET :
FUND, SPARTAN NY MUNICIPAL MONEY :
MARKET FUND, SPARTAN OHIO MUNICIPAL :
INCOME FUND, SPARTAN PENNSYLVANIA :
MUNICIPAL INCOME FUND, SPARTAN SHORT- :
INTERMEDIATE MUNICIPAL FUND, SPARTAN :
TAX-FREE BOND FUND, SPARTAN TOTAL :
MARKET INDEX FUND, SPARTAN U.S. EQUITY :
INDEX FUND, SPARTAN U.S. GOVERNMENT :
MONEY MARKET FUND, and SPARTAN U.S. :
TREASURY MONEY MARKET FUND :
(collectively, the "FIDELITY FUNDS"), :
:
Nominal Defendants. :
X

F:\FIDELITY\CMPLTFAL.WPD

Plaintiff ("plaintiff"), by and through his counsel, alleges the following based upon the investigation of counsel, which included a review of United States Securities and Exchange Commission ("SEC") filings, as well as other regulatory filings, reports, and advisories, press releases, media reports, news articles, academic literature, and academic studies. Plaintiff believes that substantial additional evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

NATURE OF THE ACTION

1. Plaintiff brings this action as a class action on behalf of investors in mutual funds belonging to the Fidelity Investments family of mutual funds (*i.e.*, the "Fidelity Funds," as defined in the caption above and on the list annexed hereto as Exhibit A) and derivatively on behalf of the Fidelity Funds, against the Fidelity Funds investment advisors, the Fidelity Funds principle underwriter, the investment advisers' and underwriters' corporate parents and the Fidelity Funds trustees.

2. This complaint alleges that FMR Corp. (d/b/a Fidelity Investments) and its affiliated investment advisers and distributors (Fidelity Distributors Corporation ("FDC")) (collectively referred to herein as "Fidelity"), drew upon the assets of the Fidelity Funds to pay brokers to aggressively push Fidelity Funds over other funds, and that Fidelity concealed such payments from investors by disguising them as brokerage commissions. Such brokerage commissions, through payable from fund assets, were not disclosed to investors in the Fidelity Funds public filings or elsewhere.

3. Thus Fidelity Funds investors were thus induced to purchase Fidelity Funds by brokers who received undisclosed payments from Fidelity to push Fidelity Funds over other mutual funds and who therefore had an undisclosed conflict of interest. Then, once invested in

one or more of the Fidelity Funds, Fidelity Funds investors were charged and paid undisclosed fees that were improperly used to pay brokers to aggressively push Fidelity Funds to still other brokerage clients.

4. Fidelity was motivated to make these secret payments to finance the improper marketing of Fidelity Funds because their fees were calculated as a percentage of the funds' average daily net asset value and, therefore, tended to increase as the number of Fidelity Funds investors grew. Fidelity attempted to justify this conduct on the ground that, by increasing the Fidelity Funds assets, they were creating economies of scale that insured to the benefit of investors. Once an adviser's assets under management reach a critical mass, however, each additional dollar of revenue is virtually pure profit, since the larger a portfolio, the greater the benefits from economies of scale and the less it costs per dollar invested to provide investment advisory services. In truth and in fact, Fidelity Funds investors received none of the benefits of these purported economies of scale.

5. Yet, during the Class Period (as defined herein), Fidelity continued to skim million from the Fidelity Funds to finance its ongoing marketing campaign. The Fidelity Funds trustees, who purported to be Fidelity Funds investor watchdogs, knowingly or recklessly permitted this conduct to occur.

6. By engaging in this conduct, Fidelity and the defendant entities that control it breached their statutorily-defined fiduciary duties under Sections 36(a) and (b) of the Investment Company Act of 1940 (the "Investment Company Act") and Sections 206 of the Investment Advisers Act (the "Investment Advisers Act"), breached their common law fiduciary duties, and knowingly aided and abetted the brokers in the breach of fiduciary duties to their clients. Fidelity also violated Section 34(b) of the Investment Company Act because, to further its improper

course of conduct, it made untrue statements of material fact in fund registration statements, and omitted to disclose material facts concerning the procedure for determining the amount of fees payable to Fidelity and concerning the improper uses to which the fees were put. Additionally, the Fidelity Funds trustees breached their statutory and common law fiduciary duties to the Fidelity Funds investors by knowingly and/or recklessly allowing the improper conduct alleged herein to occur and harm Fidelity Funds investors.

7. On January 28, 2004, the *Los Angeles Times* published an article about a Senate committee hearing on mutual fund abuses which stated, in pertinent part, as follows:

> "The mutual fund industry is indeed the world's largest skimming operation," said Sen. Peter Fitzgerald (R-Ill.), chairman of the panel, comparing the scandal-plagued industry to "a $7-trillion trough" exploited by fund managers, brokers, and other insiders.

JURISDICTION AND VENUE

8. The claims asserted herein arise under and pursuant to Sections 34(b), 36(b) and 48(a) of the Investment Company Act, 15 U.S.C. §§ 80a-33(b), 80a-35(a) and (b) and 80a-47(a), Sections 206 and 215 of the Investment Advisers Act (15 U.S.C. §§ 80b-6 and 80b-15, and common law.

9. This Court has jurisdiction over the subject matter of this action pursuant to Section 44 of the Investment Company Act, 15 U.S.C. § 80a-43; Section 214 of the Investment Advisers Act, 15 U.S.C. § 80b-14; and 28 U.S.C. §§ 1391(b).

10. Many of the acts charged herein, including the preparation and dissemination of materially false and misleading information, occurred in substantial part in this District. Defendants conducted other substantial business within this District and many Class members reside within this District. Defendant Fidelity Management and Research Company ("FMR"), FMR Co., Inc. ("FMRC"), and FMR Corp. and FDC were active participants in the wrongful

conduct alleged herein and are headquartered within this District, as described below.

11. In connection with the acts alleged in this complaint, defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

PARTIES

12. Plaintiff David O. Fallert purchased during the Class Period and continues to own shares or units of the Fidelity Advisor Growth & Income Fund, Fidelity Low-Priced Stock Fund, and the Fidelity Magellan Fund, and has been damaged by the conduct alleged herein.

13. Defendant FMR is registered as an investment advisory under the Investment Advisers Act and managed and advised the Fidelity Funds during the Class Period. FMR had overall responsibility for directing each fund's investments and handling its business affairs. Investment management fees payable to FMR are calculated as a percentage of the funds' average net assets. As of March 28, 2002, FMR had approximately $13.6 billion in discretionary assets under management. The primary business address of FMR is One Federal Street, Boston, Massachusetts 02110.

14. Defendant FMRC is registered as an investment adviser under the Investment Advisers Act and serves as the sub-adviser for each of the Fidelity Funds during the Class Period and has day-to-day responsibility for choosing investments for the funds. FMR pays FMRC for its providing sub-advisory services. FMRC is an affiliate of FMR and as of March 28, 2002, had approximately $543.8 billion in assets under management. The primary business address of FMR is One Federal Street, Boston, Massachusetts 02110.

15. Defendant FMR Corp., a corporation organized in 1972, is the ultimate parent

company of FMR and FMRC. During the Class Period, FMR Corp. and its subsidiaries' primary business activities included the provision of investment advisory, management and certain fiduciary services for individual and institutional investors, and the provision of securities brokerage services. Members of defendant Edward C. Johnson III's ("Ned Johnson") family, including defendants Ned Johnson and Abigail Johnson, as well as Abigail Johnson's brother, Edward C. Johnson IV and her sister Elizabeth L. Johnson (the "Johnson Family Group"), are the predominant owners of Class B shares of common stock of FMR Corp., a private corporation, representing approximately 49% of the voting power of FMR Corp. The Johnson Family Group and all other Class B shareholders have entered into a shareholders' voting agreement under which all Class B shares will be voted in accordance with the majority vote of Class B shares. Accordingly, through their ownership of voting common stock and the execution of the shareholders' voting agreement, the Johnson Family Group may be deemed, under the Investment Company Act, to form a controlling group with respect to FMR Corp. The remaining 51% of the firm's Class B shares are owned by other Fidelity employees. The principal business address of FMR Corp. is 82 Devonshire Street, Boston, MA 02109.

16. Defendant Edward C. Johnson IV owns a reported 5.6 percent of the voting power of FMR Corp., and, as discussed above, is a member of the controlling group of FMR Corp.

17. Defendant Elizabeth L. Johnson owns a reported 5.6 percent of the voting power of FMR Corp., and, a discussed above, is a member of the controlling group of FMR Corp.

18. Defendant FDC, a Massachusetts corporation and broker-dealer registered under the Securities Exchange Act of 1934, acts as general distributor for the Fidelity Funds. In this capacity, FDC underwrites, sponsors and provides retailing services for the Fidelity Funds. FDC's principal business address is 82 Devonshire Street, Boston, Massachusetts 02109.

19. Defendant Ned Johnson has amassed a sizeable fortune at the helm of FMR Corp., which Diana B. Henriques described in her book, Fidelity's World, in early 1995, as:

> one of the largest investors in the securities of bankrupt companies, so powerful that it virtually dictated the terms under which both R.H. Macy & Company and Federated Department Stores were reorganized after respective bankruptcies—and then almost single-handedly brought about the merger of those two chains to create the biggest retailing empire in the country. Fidelity had become one of the largest stock-trading operations in the world, through a discount brokerage services that was second in size only to that of Charles A. Schwab. Through its private venture capital operation, it held a stake in countless small businesses, including a chain of art galleries and an executive recruiting firm. It owned a collection of small newspapers that ringed Boston, and a glossy magazine that covered the investment world. It was the largest property owner in downtown Boston—and the biggest mutual company in the world. And it remained private, entirely in the control of one intensively secretive man, Ned Johnson.
>
> Not since the days of the robber barons, and perhaps not even then, had so much money — other people's money — been controlled by a single individual. It was an arrangement that, inevitably, would change the financial face of America.

20. Ned Johnson owns approximately 12 percent of FMR Corp.'s voting stock. After taking over from his father, Edward C. Johnson, II, as president of Fidelity in 1972 and chairman in 1976, Ned Johnson pioneered such mutual fund practices as selling directly to investors rather than through brokers, offering discount brokerage services, forming a unit to handle big institutional accounts, and creating dozens of funds that specialize in specific industries or geographic regions.

21. During the Class Period, Ned Johnson was the Chairman of the Board of Trustees and an interested Trustee of at least 269 funds advised by FMR or an affiliate. During the Class Period, Net Johnson also acted as Chief Executive officer, Chairman and Director of FMRC; Director and Chairman of the Board and of the Executive Committee of FMR; and Chairman and a Director of FMR Co., Inc. Ned Johnson's business address is 82 Devonshire Street, Boston, Massachusetts 02109.

22. During the Class Period, defendant Abigail P. Johnson ("Abigail Johnson") was an interested Trustee of at least 269 funds advised by FMR or an affiliate. During the Class Period, Abigail Johnson also acted as: a Senior Vice President of various Fidelity Funds; President and a Director of FMR; President and a Director of FMRC; and as a Director of FMR Corp. Abigail Johnson holds 24.5 percent of FMR Corp.'s voting stock -- a stake valued at about $10 billion. Abigail Johnson's business address is 82 Devonshire Street, Boston, Massachusetts 02109.

23. During the Class Period, defendant Peter S Lynch ("Lynch") was an interested Trustee of at least 269 funds advised by FMR or an affiliate. During the Class Period, Lynch also acted as: Vice Chairman and a Director of FMR: and Vice Chairman and a Director of FMRC. Lynch's business address is 82 Devonshire Street, Boston, Massachusetts 02102.

24. During the Class Period, defendant Laura B. Cronin ("Cronin") was an interested Trustee of at least 269 funds advised by FMR or an affiliate. During the Class Period, Cronin also acted as Executive Vice President and Chief Financial Officer of FMR Corp.; and Chief Financial Officer of FMR, Fidelity Personal Investments and Fidelity Brokerage Company. Cronin's business address is 82 Devonshire Street, Boston, Massachusetts 02102.

25. During the Class Period, defendant Robert L. Reynolds ("Reynolds") was an interested Trustee of at least 269 funds advised by FMR or an affiliate. During the Class Period, Reynolds also acted as Chief Operating Officer of FMR Corp. Reynolds' business address is 82 Devonshire Street, Boston, Massachusetts 02102.

26. During the Class Period, defendant Robert C. Pozen ("Pozen") was an interested Trustee in charge of overseeing numerous funds advised by FMR or an affiliate. During the Class Period, Pozen also acted as President and Director of FMR and FMR Co., Inc.

27. During the Class Period, defendant J. Gary Burkhead ("Burkhead") was a Trustee in charge of overseeing numerous funds advised by FMR or an affiliate. During the Class Period, Burkhead also acted as Vice Chairman and Member of the Board of Directors of FMR Corp.

28. During the Class Period, defendant J. Michael Cook ("Cook") was an non-interested Trustee of at least 269 funds advised by FMR or an affiliate. In 2003, for his services as a Fidelity Funds trustee, Cook received compensation totaling $246,000.

29. During the Class Period, defendant Ralph F. Cox ("Cox") was an non-interested Trustee of at least 269 funds advised by FMR or an affiliate. In 2003, for his services as a Fidelity Funds trustee, Cox received compensation totaling $256,500.

30. During the Class Period, defendant Robert M. Gates ("Gates") was an non-interested Trustee of at least 269 funds advised by FMR or an affiliate. In 2003, for his services as a Fidelity Funds trustee, Gates received compensation totaling $250,500.

31. During the Class Period, defendant Donald J. Kirk ("Kirk") was an non-interested Trustee of at least 269 funds advised by FMR or an affiliate. In 2003, for his services as a Fidelity Funds trustee, Kirk received compensation totaling $256,500.

32. During the Class Period, defendant Marie L. Knowles ("Knowles") was an non-interested Trustee of at least 269 funds advised by FMR or an affiliate. In 2003, for her services as a Fidelity Funds trustee, Knowles received compensation totaling $255,600.

33. During the Class Period, defendant Ned C. Lautenbach ("Lautenbach") was an non-interested Trustee of at least 269 funds advised by FMR or an affiliate. In 2003, for his services as a Fidelity Funds trustee, Lautenbach received compensation totaling $246,000.

34. During the Class Period, defendant Marvin L. Mann ("Mann") was an non-

interested Trustee of at least 269 funds advised by FMR or an affiliate. In 2003, for his services as a Fidelity Funds trustee, Mann received compensation totaling $330,000.

35. During the Class Period, defendant William O. McCoy ("Cook") was an non-interested Trustee of at least 271 funds advised by FMR or an affiliate. In 2003, for his services as a Fidelity Funds trustee, McCoy received compensation totaling $285,000.

36. During the Class Period, defendant William S. Stavropoulos ("Stavropoulos") was an non-interested Trustee of at least 269 funds advised by FMR or an affiliate. In 2003, for his services as a Fidelity Funds trustee, Stavropoulos received compensation totaling $256,500.

37. During the Class Period, defendant George H. Heilmeier ("Heilmeier") was an non-interested Trustee of at least 269 funds advised by FMR or an affiliate.

38. During the Class Period, defendant Gerald C. McDonough ("McDonough") was an non-interested Trustee of numerous funds advised by FMR or an affiliate. In 2000, for his services as a Fidelity Funds trustee, McDonough received compensation totaling $269,000.

39. During the Class Period, defendant Thomas R. Williams ("Williams") was an non-interested Trustee of numerous funds advised by FMR or an affiliate. In 2000, for his services as a Fidelity Funds trustee, Williams received compensation totaling $213,000.

40. Defendant John Does 1-100 were Trustees or other officers charged with overseeing the Fidelity fund complex during the Class Period, and any other wrongdoers later discovered, whose identifies have yet to be ascertained and which will be determined during the course of plaintiff's counsel's ongoing investigation.

41. Defendants Ned Johnson, Abigail Johnson, Lynch, Cronin, Reynolds, Pozen, Burkhead, Cook, Cox, Gates, Kirk, Knowles, Lautenbach, Mann, McCoy, Stavropoulos, Heilmeier, McDonough, Williams, and John Does 1-100 are collectively referred to herein as the

"Trustee Defendants."

42. Nominal defendants the Fidelity Funds are an open-end management companies of capital invested by mutual fund shareholders, each having a board of trustees charged with representing the interests of the shareholders in one or a series of the funds. The Fidelity Funds are named as nominal defendants to the extent that they may be deemed necessary and indispensable parties pursuant to Rule 19 of the Federal Rules of Civil Procedures and to the extent necessary to ensure the availability of adequate remedies.

PLAINTIFF'S CLASS ACTION ALLEGATIONS

43. Plaintiff brings certain of these claims as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of a Class, consisting of all persons or entities who purchased, redeemed or held shares or like interests in any of the Fidelity Funds between July 19, 1999 and November 17, 2003, inclusive (the "Class Period"), and who were damaged thereby (the "Class"). Excluded from the Class are defendants, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

44. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to plaintiff at this time and can only be ascertained through appropriate discovery, plaintiff believes that there are many thousands of members in the proposed Class. Record owners and other members of the Class may be identified from records maintained by Fidelity and the Fidelity Funds and may be notified of the pendency of this action by mail, using the form of notice similar to that customarily used in securities class actions.

45. Plaintiff's claims are typical of the claims of the members of the Class as all

members of the Class are similarly affected by defendants' wrongful conduct in violation of federal law that is complained of herein.

46. Plaintiff will fairly and adequately protect the interests of the members of the Class and has retained counsel competent and experienced in class and securities litigation.

47. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

a. whether the Investment Company Act was violated by defendants' acts as alleged herein;

b. whether the Investment Advisers Act was violated by defendants' acts as alleged herein;

c. whether Fidelity breached their common law fiduciary duties and/or knowingly aided and abetted common law breeches of fiduciary duties;

d. whether statements made by defendants to the investing public during the Class Period misrepresented or omitted to disclose material facts about the business, operations and financial statements of the Fidelity Funds; and

e. to what extent the members of the Class have sustained damages and the proper measure of damages.

48. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it virtually impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of

this action as a class action.

SUBSTANTIVE ALLEGATIONS

The Trustee Defendants Breached Their Fiduciary Duties To Fidelity Funds Investors

49. Fidelity Funds' public filings state that the Fidelity Funds have boards of trustee that are responsible for the management and supervision of each fund. In this regard, the Statement of Additional Information dated December 30, 2002 for funds offered by Fidelity Investment Trust is available to the investor upon request (the "Statement of Additional Information") and is typical of the Statements of Additional Information available for other Fidelity Funds. It states: **"The Board of Directors governs each fund and is responsible for protecting the interests of shareholders.** The Trustees are experienced executives who meet periodically throughout the year to oversee each fund's activities, review contractual arrangements with companies that provide services to each fund, and review each fund's performance. **Except for William O. McCoy, each of the Trustees oversees 269 funds advised by FMR or affiliate. Mr. McCoy oversees 271 funds advised by FMR or an affiliate."** [Emphasis added.]

50. Moreover, the Statement of Additional Information states, with respect to the duties of the trustees vis-a-vis the funds' investment adviser, as follows:

> Under the terms of its management contract with each fund, FMR acts as investment adviser and, **subject to the supervision of the Board of Trustees,** has overall responsibility for directing the investments of the fund is accordance with its investment objective, policies and limitations.
>
> * * *
>
> The Committee on Service Fees is composed of Messrs. McCoy (Chairman), Cook, Kirk, and Lantenbach. The committee members confer periodically and meet at least annually. **The**

> **committee considers the structure of the Fidelity funds' transfer agency fees, direct fees to investors, and the specific services rendered by FMR and its affiliates in consideration of these fees.** The committee also considers fee structures for other non-investment management services rendered to the Fidelity funds by FMR and its affiliates. During the fiscal year ended October 31, 2002, the committee held two meetings.

[Emphasis added.]

51. The Statement of Additional Information also sets forth in greater detail the purported process by which the investment managers are selected:

> In connection with their meetings, the Board of Trustees, including the non-interested Trustees, received materials specifically relating to the existing management contracts, and sub-advisory agreements (the Investment Advisory Contracts). These materials included (i) information on the investment performance of each fund, a peer group of funds, and an appropriate index or combination of indices, (ii) sales and redemption data in respect of each fund, and (iii) the economic outlook and the general investment outlook in the markets in which each fund invests. The Board of Trustees, including the non-interested Trustees, also considers periodically other material facts such as (1) the Investment advisers' results and financial conditions, (2) arrangement in respect of the distribution of each fund's shares, (3) the procedures employed to determine the value of each fund's assets, (4) **allocation of each fund's brokerage, if any, including allocations to brokers affiliated with the Investment Advisers, the use of "soft" commission dollars to pay fund expenses and to pay for research and other similar services, the allocation of brokerage to firms that sell Fidelity fund shares,** (5) the Investment Advisers' management of the relationships with each fund's custodian and subcustodians, (6) the resources devoted to and the record of compliance with each fund's investment policies and restrictions and with policies on personal securities transactions, and (7) the nature, cost and character of non-investment management services provided by the Investment Advisers and their affiliates.
>
> * * *
>
> Based on its evaluations of all material factors and assisted by the advice of independent counsel, the Board of Trustees, including the non-interested Trustees, concluded that the existing advisory fee structures are fair, reasonable, and that the existing Investment Advisory Contracts should be continued.

[Emphasis added.] the Trustee Defendants, through their purportedly independent Committee on Service Fees, are thus responsible for the review and approval and fee agreements between Fidelity and the Fidelity Funds.

52. With regard to the board of trustees' review and approval of the manner in which Fidelity places portfolio transactions, the Statement of Additional Information states as follows: "The Trustees of each fund periodically review FMR's performance of its responsibilities in connection with the placement of portfolio transactions on behalf of the fund and review the commissions paid by the fund over representative periods of time to determine if they are reasonable in relation to the benefits to the fund."

53. The Investment Company Institute ("ICI"), of which Fidelity Investment is a member, recently described the duties of mutual fund boards as follows:

> More than 77 million Americans have chosen mutual funds to gain convenient access to a professionally managed and diversified portfolio of investments.
>
> Investors receive many other benefits by investing in mutual funds, including strong legal protections and full disclosure. In addition, shareholders gain an extra layer of protection because each mutual fund has a board of directors looking out for shareholders' interests.
>
> **Unlike the directors of other corporations, mutual fund directors are responsible for protecting consumers, in this case, the funds' investors. The unique "watchdog" role, which does not exist in any other type of company in America, provides investors with the confidence of knowing the directors oversee the advisers who manage and service their investments.**
>
> **In particular, under the Investment Company Act of 1940, the board of directors of a mutual fund is charged with looking after how the fund operates and overseeing matters where the interests of the fund and its shareholders differ from the interests of its investment adviser or management company.**

[Emphasis added.][1]

54. In truth and in fact, the Fidelity Funds Boards of Directors, *i.e.*, the Trustee Defendants, were captive to and controlled by the Investment Adviser Defendants, who induced the Director Defendants to breach their statutory and fiduciary duties to manage and supervise the Fidelity Funds, approve all significant agreements and otherwise take reasonable steps to prevent the Investment Adviser Defendants from skimming Fidelity Funds assets. In many cases, key Fidelity Funds Directors, were employees or former employees of Fidelity, and the Johnsons, and were beholden for their positions, not to Fidelity Funds investors, but, rather, to Fidelity whom they were supposed to oversee. The Trustee Defendants served for indefinite terms at the pleasure of Fidelity and formed supposedly independent committees, charged with responsibility for billions of dollars of fund assets (comprised largely of investors' college and retirement savings).

55. To ensure that the Trustee Defendants were complaint, Fidelity often selected key fund trustees from its own ranks. For example, during the Class Period, defendant Ned Johnson was the Chairman of the Board of trustees and an interested Trustee of at least 269 funds advised by FMR or an affiliate. During the class Period, Ned Johnson also acted as Chief Executive Officer, Chairman and Director of FMR Corp.; Director and Chairman of the Board and of the Executive Committee of FMR: and Chairman and a Director of FMRC. Additionally, during the Class Period, defendant Abigail Johnson was an interested Trustee of at least 269 funds advised by FMR or an affiliate, and also acted as: a Senior Vice President of various Fidelity Funds;

---

[1] The ICI describes itself as the national association of the U.S. investment company industry. Founded in 1940, its membership includes approximately 8,601 mutual funds, 604 closed-end funds, 110 exchange-traded funds, and six sponsors of unit investment trusts. Its mutual fund members have 86-6 million individual shareholders and manage approximately $7.2 trillion in investor assets. The quotation above is excepted from a paper entitled *Understanding the Role of Mutual Fund Directors*, available on the ICI's website at http://www.ici.org/issues/dir/bro_mf_directors.pdf.

President and a Director of FMR; President and a Director of FMRC; and a Director of FMR Corp. Moreover, during the Class Period, defendant Lynch was an interested Trustee of at least 269 funds advised by FMR or an affiliate, and also acted as: Vice Chairman and a Director of FMR; and Vice Chairman and a Director of FMRC.

56. In exchange for creating and managing the Fidelity Funds, Fidelity charged the Fidelity Funds a variety of fees, each of which was calculated as a percentage of the funds' assets net assets. Hence, the more money invested in the funds, the greater the fees paid to Fidelity. In theory, the fees charged to fund investors are negotiated at arm's-length between the fund board and the investment management company and must be approved by the independent members of the board. However, as a result of the Trustee Defendants' dependence on the investment management company, and its failure to properly manage the investment advisers, millions of dollars in Fidelity Funds assets were transferred through fees payable from Fidelity Funds assets to Fidelity that were of no benefit to fund investors.

57. As a result of these practices, the mutual fund industry was enormously profitable for Fidelity. In this regard, a *Forbes* article, published on September 15, 2003, stated as follows:

> The average net profit margin at publicly held mutual fund firms was 18.8% last year, blowing away the 14.9% margin for the financial industry overall . . . [f]or the most part, customers do not enjoy the benefits of the economies of scale created by having larger funds. **Indeed, once a fund reaches a certain critical mass, the directors know that there is no discernible benefit from having the fund become bigger by drawing in more investors; in fact, they know the opposite to be true – once a fund becomes too large it loses the ability to trade in and out of positions without hurting its investors. [...]**
>
> * * *
>
> **The [mutual fund] business grew 71-fold (20 fold in real terms) in the two decades through 1999, yet costs as a percentage of assets somehow managed to go up 29%. . . .** Fund vendors have a way of stacking their boards with rubber stamps. As famed

investor Warren Buffett opines in Berkshire Hathaway's 2002 annual report: 'Tens of thousands of "independent" directors, over more than six decades, have failed miserably.' A genuinely independent board would occasionally fire an incompetent or overcharging fund advisor. That happens just about never."

[Emphasis added.]

58. On January 15, 2004, however, the SEC requested public comment on proposed amendments to rules promulgated under the Investment Company Act, which would significantly change fund governance practices. The amendments, which were adopted by the SEC on June 22, 2004 and will go into effect 18 months thereafter, require that independent directors comprise at least seventy-five percent of mutual fund boards and that the boards retain a chairman who is "independent" of the management company. In the latter respect, the relevant SEC Release stated the following:

> We propose to require that the chairman of the fund board be an independent director. The Investment Company Act and state law are silent on who will fill this important role on fund boards. Today, a director who is also an officer of the fund's investment adviser serves as chairman of most, but not all, fund boards. In many cases, he (or she) also is the chief executive officer of the adviser. This practice may contribute to the adviser's ability to dominate the actions of the board of directors.
>
> The chairman of a fund board can largely control the board's agenda, which may include matters not welcomed by the adviser. The board is required to consider some matters annually in connection with the renewal of the advisory contract, but other matters the board considers at its discretion, such as termination of service providers, including the adviser. Perhaps more important, the chairman of the board can have a substantial influence on the fund boardroom's culture. The boardroom culture can foster (or suppress) the type of meaningful dialogue between fund management and independent directors that is critical for healthy fund governance. It can support (or diminish) the role of the independent directors in the continuous, active engagement of fund management necessary for them to fulfill their duties.
>
> **A boardroom culture conducive to decisions favoring the long-**

> **term interest of fund shareholders may be more likely to prevail when the board chairman does not have the conflicts of interest inherent in his role as an executive of the fund adviser. Moreover, a fund board may be more effective when negotiating with the fund adviser over matters such as the advisory fee if it were not at the same time led by an executive of the adviser with whom it is negotiating. If such negotiation leads to lower advisory and other fees, shareholders would stand to benefit substantially.**

[Emphasis added.]

59. The amendments had the support of all living former SEC Chairmen, including Harvey Pitt and Arthur Levitt, who wrote in a June 15, 2004 letter to SEC Secretary Jonathan Katz, signed by David S. Ruder on behalf of all seven former Chairmen, that:

> An independent mutual fund board chairman would provide necessary support and direction for independent fund directors in fulfilling their duties by setting the board's agenda, controlling the conduct of meetings, and enhancing meaningful dialogue with the adviser. **We believe an independent boar chairman would be better able to create conditions favoring the long-term interests of fund shareholders than would a chairman who is an executive of the adviser.**

[Emphasis added.]

60. In a February 17, 2004 *Wall Street Journal* editorial entitled "Interested, and Proud of It," Ned Johnson criticized the SEC's proposal. "Proud to disclose" his "vested interest" in the funds he manages, Johnson asserted that fund chairmen with ownership stakes in a fund's management company, most notably himself, should retain their dominance over fund policy because, among other reasons, "There will always be risk of malfeasance in any industry."

61. Johnson criticized the SEC's proposal for encroaching upon "shareholder democracy," or investors' ability to influence fund governance policy by withdrawing assets from underperforming fund families. Johnson argued that such "shareholder democracy" had adequately protected mutual fund investors in the past. Dismissing the normative benefits

securities legislation has on executives' wrongful conduct, Johnson further wrote," It i the moral fiber and effectiveness of the men and women in charge and in the trenches - **not laws or chairperson's so-called independence** that provide shareholders with the greatest degree of protection." [Emphasis added.] Johnson continued,

> Regulators want to substitute a law in place of shareholders' judgment, by mandating that mutual fund chairpersons be "independent." If this rule is adopted, the immediate result will be to reduce the expertise and hands-on "feel" of mutual-fund board chairs across the industry, whose long experience equips them to detect subtle nuances in fund operations.

62. Moreover, while conceding that "having an independent chairperson is [not] always a bad choice," and "fund chairpersons should be accountable and subject to series independent oversight," Johnson stated that:,

> Mandating an independent chairperson is akin to requiring that every ship have two captains. I don't know about you, but if a ship I was sailing on were headed for an iceberg, I'd want one - and on one - captain giving orders. I'd like to know that he'd spent some time at sea and knew what he was doing - and if he owned the ship, so much the better.

63. For the three fiscal years ended March 31, 2003, Fidelity mutual fund investors paid management fees totaling $1.6 billion, despite a loss of 24% in 2001, a loss in value in 2002 and a loss in value of 25% in 2003. Over the last decade, investors in the Fidelity Magellan Fund have paid $4 billion in management fees yet the defendants' advice has led to a significant under-performance compared to the S&P 500 Index. In the words of Vanguard Group Inc. founder John C. Bogle, "When there are two clearly distinct corporate ships -- the management company and the fund, each with its own set of owners -- there ought to be two captains."

64. Due in large part to the conflicted boardroom culture created by Fidelity's interested directors, specifically including its chairman Ned Johnson, plaintiff and other members

of the Class never knew, nor could they have known, from reading the fund prospectus or otherwise, of the extent to which Fidelity was using, *inter alia*, so-called 12b-1 fees, Soft Dollars (as defined below) and directed brokerage commission to improperly siphon assets from the funds to assist in peddling its wares to unwitting investors.

65. Plaintiff and other members of the Class never knew, nor could they have known, from reading the fund prospectuses or otherwise, of the extent to which the Investment Adviser Defendants were using so-called 12b-1 fees, Soft Dollars (as defined below) and commissions to improperly siphon assets from the funds.

Fidelity Used Rule 12b-1 Marketing
<u>Fees For Improper Purposes</u>

66. Rule 12b-1, promulgated by the SEC under Section 12(b) of the Investment Company Act, prohibits mutual funds from directly or indirectly distributing or marketing their own shares unless certain enumerated conditions set forth in Rule 12b-1 are met. The Rule 12b-1 conditions, among others, are that payments for marketing must be made pursuant to a written plan "describing all material aspects of the proposed financing of distribution;" all agreements with any person relating to implementation of the plan must be in writing; the plan must be approved by a vote of the majority of the board of directors; and the board of directors must review, at least quarterly, "a written report of the amounts so expended and the purposes for which such expenditures were made." Additionally, the directors "have a duty to request and evaluate, and any person who is a party to any agreement with such company relating to such plan shall have a duty to furnish such information as may reasonably be necessary to an informed determination of whether the plan should be implemented or continued." The directors may continue the plan "only if the board of directors who vote to approve such implementation or continuation conclude, in the exercise of reasonable business judgment, and in light of their

fiduciary duties under state law and section 36(a) and (b) [15 U.S.C. 80a-35(a) and (b)] of the Act that **there is a reasonable likelihood that the plan will benefit the company and its shareholders**." [Emphasis added.]

67. The Rule 12b-1 exceptions to the Section 12(b) prohibition on mutual fund marketing were enacted in 1980 under the theory that the marketing of mutual funds, all things being equal, should be encouraged because increased investment in mutual funds would presumably result in economies of scale, the benefits of which would be shifted from fund managers to investors. During the Class Period, the Trustee Defendants authorized, and Fidelity collected, millions of dollars in purported Rule 12b-1 marketing and distribution fees.

68. However, the purported Rule 12b-1 fees charged to Fidelity Funds investors were highly improper because the conditions of Rule 12b-1 were not met. There was no "reasonable likelihood" that the plan would benefit the company and its shareholders. On the contrary, as the funds were marketed and the number of fund investors increased, the economies of scale thereby created, if any, were not passed on to Fidelity Funds investors.

69. Significant economies of scale exist when a fund's assets under management increase more quickly than the cost of advising and managing those assets. For example, the cost of providing investment advisory services, including portfolio selection services, to the Fidelity Funds might be $X for the first $100 million of assets under management but the cost of providing those same services for the next $100 million is a mere fraction of $X. This is true in part because each Fund's investment objectives are set forth in their offering documentation and additional dollars contributed by shareholders are simply invested in the same core portfolio of securities.

70. The assets under management in the Fidelity Funds have grown dramatically in

the past decade, even accounting for the stock market declines experienced in recent years. For example:

a. At the close of 1993, the Fidelity Contrafund had just over $6.2 billion in assets under management and defendants received almost $26 million in management fees. According to recent regulatory filings, by December 31, 2003, this fund's assets had jumped to nearly $36 billion and fees had soared to over $176 million per year. Therefore, assets under management increased more than five times during this period and management fees grew at a comparable or greater rate, demonstrating that any economies of scale created did not inure to the benefit of the Contrafund investors.

b. In early 1994, the Fidelity Magellan Fund had over $33 billion assets under management and defendants were paid approximately $186.5 million in management fees. From the March 2004 annual report, Fidelity Magellan Fund assets increased further to over $66 billion while fees increased to over $370 million in a single year for a single fund portfolio. Assets under management therefore doubled during this period and management fees grew at a comparable rate, demonstrating that any economies of scale created did not inure to the benefit of the Magellan Fund investors.

c. In 1994, the Fidelity Growth & Income Fund had over $8.7 billion in assets under management, and defendants received approximately $41 million in total management fees. According to recent regulatory filings, by July of 2003, this fund's assets had jumped to over $28 billion while fees paid to the defendants soared to nearly $130 million in a single year. Therefore, assets under management tripled during this period and management fees drew at a comparable rate, demonstrating that any economies of scale created did not inure to the benefit of the Fidelity Growth & Income Fund investors.

d. For the year ending July 1994, the Fidelity Blue Chip Growth Fund had over $2.2 billion in assets under management while defendants received approximately $8.5 million in management fees. According to recent regulatory filings, by July 2003, this fund's assets had jumped to almost $20 billion while fees soared to over $100 million per year, again for a single portfolio. Therefore, assets under management increased more than nine times during this period and management fees grew at a comparable or greater rate, demonstrating that any economies of scale created did not inure to the benefit of the Blue Chip Growth Fund investors.

e. In 1994, the Fidelity Low-Priced Stock Fund had just over $2 billion in assets under management and defendants received almost $14 million in management fees. According to recent regulatory filings, by July 2003, this fund's assets had jumped to almost $20 billion while fees soared to almost $100 million for another single portfolio. Therefore, assets under management increased ten times during this period and management fees grew at a nearly comparable rate, demonstrating that any economies of scale create did not inure to the benefit of the Blue Chip Growth Fund investors.

71. As of late 1993 to early 1994, the management fees for the Fidelity Funds discussed immediately above totaled approximately $275 million. As of the most recent reporting period, annual management fees for such funds exceeded $876 million. This represents roughly a three-fold increase in fees, an increase directly proportional to the increase in size of the funds under management. In other words, the defendants have retained all of the benefits resulting from economies of scale, benefits that are owned by, and should have been paid to, the Fidelity Funds and Fidelity Funds investors.

72. Additionally, technological advances have increased the economies of scale and reduced the coss of providing investment advisory services to the vast number of shareholder

accounts the defendants are charged with overseeing. As summarized in a rare, November 6. 1994 *Boston Globe* interview with Ned Johnson, Fidelity

> was, for a while, the heaviest single buyer of Wall Street Journal ads. [Johnson] also invested heavily in computer, which allowed investors instant access to their own accounts. These innovations and strategies set the pace for [what was then] a $2 trillion mutual fund industry. Combined with the talents of Peter Lynch and a cadre of fund managers who repeated put Fidelity at the top of the performance lists, the company benefitted more than any other from the explosion of mutual fund investing in the 1980s.

73. A July 23, 1995 *Boston Globe* article also noted Fidelity's historical reputation for investing heavily in technology to streamline fund operations. The article stated the following:

> Just as Fidelity's ads created waves, so its state-of-the-art computer systems set the industry standard. Stories abound of Johnson's fascination with computers, a passion as abiding as his father's interest in the stock market... For a two-year period in the mid 1980s, Johnson plowed more than $150 million into computers and backup systems each year.

74. A January 8, 2004 article in the newsletter *Running Money* entitled "The Emerging 'One Fidelity' Juggernaut" stated the following regarding Fidelity's investments in technology:

> Fidelity spends massively on technology. [Ex-Fidelity tech executive Robert] Hegarty, now a vice president at research firm TowerGroup, says Fidelity spends $515 million a year on technology just for its asset management business - which is a jaw-dropping 10% of all IT spending in the asset management industry. "And over the last four or five years, they've gotten much smarter about managing their IT budget," he says.
>
> Thanks to better budgeting and lower tech costs, Fidelity's overall tech budget has come down from 42 billion a year to $1.8 billion. About two-thirds of the money is spent on its 7,000-strong technology staff, but the emphasis on technology starts with Johnson. "He gets more involved in technology than any other CEO on Wall Street," says Donald Haile, who oversees Fidelity's internal technology and communications infrastructure. How involved? Haile, a longtime IBM veteran before coming to

> Fidelity, meets with Johnson every other week and speaks with him weekly.
>
> Technology allows Fidelity to handle 81% of its customer contact over the Web, up from 78% a year earlier. That's important because a customer session online costs just 5% of one over the phone. [...]
>
> So Fidelity has built the most visited Web site of any mutual fund company. Fidelity.com draws more than twice as many monthly visitors as Vanguard.com, according to Nielsen/NetRatings. It even draws more Web page views than many online brokers, including Charles Schwab and E*Trade.

75. The benefits of such economies of scale belong to the Fidelity Funds and Fidelity Funds investors and should have been passed on to them through lower fees, including the use of breakpoints. The agreements between the defendants and the Fidelity Funds do not incorporate breakpoints although the defendants offer breakpoints to other institutional clients. There are higher costs inherent in running a smaller fund, and conversely, lower costs in running a larger fund. The Fidelity Funds are among the largest in the world and, accordingly, should be among the least expensive in the world to advise.

76. Rather, Fidelity Funds management and other fees steadily increased throughout the Class Period, including those for funds which grew to gargantuan proportions, such as the Magellan Fund (currently with over $65 billion in assets under management), the Contrafund (currently with over $39 billion in assets under management) and the Puritan Fund (currently with over $22 billion in assets under management). This was a red flag that the Trustee Defendants knowingly or recklessly disregarded. In truth, the Fidelity Funds marketing efforts were creating diminished marginal returns under circumstances where increased fund size correlated with reduced liquidity and fund performance. If the Trustee Defendants reviewed written reports of the amounts expended pursuant to the Fidelity Funds Rule 12b-1 plans, and the

information pertaining to agreements entered into pursuant to the Rule 12b-1 plans, on a quarterly basis as required — which seem highly unlikely under the circumstances set forth herein — the Trustee Defendants either knowingly or recklessly failed to terminate the plans and the payments made pursuant to the Rule 12b-1 plans, even though such payments not only harmed existing Fidelity Funds shareholders, but also were improperly used to induce brokers to breach their duties of loyalty to their prospective Fidelity Funds investors.

77. Many of the Fidelity Funds charging Rule 12b-1 fees charged investors the maximum fees permissible pursuant to the Fidelity Funds Rule 12b-1 plans. There was no reasonable likelihood that the Rule 12b-1 fees would benefit the funds or their shareholders because the fees charged to shareholders failed to reflect diminished marginal costs. Therefore, the Rule 12b-1 plans authorizing such fees should have been terminated.

78. As set forth below, in violation of Rule 12b-1 and Section 28(e) of the Securities Exchange Act, defendants made additional undisclosed payments to brokers, in the form of excess commissions that were not disclosed or authorized by the Fidelity Funds Rule 12b-1 plan.

Fidelity Charged Its Overhead To Fidelity Investors, Despite Its Own In-House And Secretly Paid Excessive Commissions To Brokers To Steer Clients To Fidelity Funds

79. Investment advisers routinely pay broker commissions on the purchase and sale of fund securities, and such commissions may, under certain circumstances, properly be used to purchase certain other services from brokers as well. Specifically, the Section 28(e) "safe harbor" provision of the Securities Exchange Act carves out an exception to the rule that requires investment management companies to obtain the best possible execution price for their trades. Section 28(e) provides that fund managers shall not be deemed to have breached their fiduciary duties "solely by reason of [their] having caused the account to pay a . . . broker . . . in excess of

the amount of commission another . . . broker . . . would have charged for effecting the transaction, if such person determined **in good faith** that the amount of the commission is reasonable in relation to the value of the brokerage and research services provided." 15 U.S.C. §28(e) (emphasis added). In other words, funds are allowed to include in "commissions" payment for not only purchase and sales execution, but also for specified services, which the SEC has defined to include, "any service that provides lawful and appropriate assistance to the money manager in the performance of his investment decision-making responsibilities." The commission amounts charged by brokerages to investment advisers in excess of the purchase and sale charges are known within the industry as "Soft Dollars."

80. Since its inception, Fidelity has actively promoted itself as, and earned a reputation for being, a paragon on financial investment research firms. Fidelity touts the fact that it has poured hundreds of millions of dollars into its own proprietary research apparatus, thus, presumably obviating the need for reliance on outside research. Yet, contrary to Fidelity's reputation for cultivating its enormous in-house research staff, Fidelity went far beyond what is permitted by the Section 28(e) safe harbor by paying third parties for "research services' that provided no reasonable benefits to Fidelity Funds investors.

81. As stated on the Fidelity website, "When Edward C. Johnson 2d became president and director of the small, Boston-based Fidelity in 1943, he instituted an approach to money management that remains the hallmark of Fidelity's investment culture today. Mr. Johnson believed that making money for shareholders was best accomplished through intensive market research . . ." http://personal.fidelity.com/products/funds/content/approach.html.

82. Fidelity currently markets itself to investors as the employer of the "largest staff of portfolio managers, analysts, and traders in the mutual fund industry, more than 600 worldwide."

Id. Each one, according to the company's website, "shares one common trait with Mr. Johnson: a deep and abiding passion for research." *Id.* "[Fidelity's] team of analysts," according to the site, 'publishes nearly 25,000 research reports annually and follows more than 4,800 companies, arming [its] fund managers with every resource available to uncover new investment opportunities in the global marketplace." *Id.* On its international site, Fidelity stresses that "with over 450 fund managers and analysts, we believe our research resources are unrivalled within the industry. These investment professional carry out in-depth analysts to uncover the best opportunities, following our proven bottom-up stockpiling approach." http://www.fidelity-international.com/about.

83. On August 31, 1998, *Financial News* announced that "Fidelity Investments has the best global in-house equity research, according to a poll of polls." Together with Capital Group, the article stated, "the two firms form an elite of global in-house research and have an astonishing lead over third-placed JP Morgan Investment Management."

84. In February 2004, the *South China Morning Post* announced that Fidelity had won yet another award for its research, the paper's 2003 Fund Manager of the Year Award. Douglas Naismith, managing director of Fidelity Investments in Hong Kong, told the paper:

> We are a research-driven company and that is our investment philosophy, quite simply. You need a big in-house research team to attain the consistency. You need to know what companies you want to hold and what companies you do not want to hold -- you need to know both sides of the coin.

Mr. Naismith further stated that generating sound, thoroughly researched investment ideas is "crucial" to Fidelity's achievement of outstanding performance.

85. Inconsistent with its highly-touted reputation for in-house research, Fidelity exceeded the bounds of the Section 28(e) safe harbor by using Soft Dollars to pay overhead coss,

thus charging Fidelity Funds investors for costs not covered by the Section 28(e) safe harbor and that, consistent with the investment advisers' fiduciary duties, properly should have been borne by Fidelity. Fidelity also paid excessive commissions to broker-dealers, which insofar as they were given under the guise of Soft Dollars, were a sham and utterly unjustifiable in light of Fidelity's in-house research apparatus. The purpose of these payments and Fidelity's directing brokerage business to firms to that favored Fidelity Funds was to induce the brokers to steer their clients to Fidelity Funds. Such payments and directed-brokerage payments were used to fund sales contests and other undisclosed financial incentives to push Fidelity Funds. These incentives created an undisclosed conflict of interest and caused brokers to steer clients to Fidelity Funds regardless of the funds' investment quality relative to other investment alternatives and to thereby breach their duties of loyalty. By paying the excessive brokerage commissions, Fidelity also violated Section 12(b) of the Investment Company Act because such payments were not made pursuant to valid Rule 12b-1 plans.

86. In a June 28, 2004 article entitled "Fidelity Toughens Up Against Soft Dollars for Market Data — Fidelity to Cease Paying Extra to Get Data From Brokers," *The Wall Street Journal* reported that Fidelity was discontinuing its Soft Dollar Payments to brokers for certain services. The story stated the following:

> Starting July 1, the nation's largest mutual-fund company will stop paying extra sums in brokerage commission to gain access to market data from Bloomberg LP and other information providers, Fidelity Investments executives said. Instead, Fidelity will buy such services directly, paying cash out of its own pocket.
>
> * * *
>
> Eric Roiter, general counsel of Fidelity's investment-management arm, said the decision to pay directly for market data is expected to cost Fidelity $40 million to $50 million this year. Mr. Roiter said the company is negotiating with brokers to return commission

> money formerly earmarked for market data back to the mutual funds, where it will lower investor expenses. "We are simply putting our money where our mouth is," Mr. Roiter said. "We hear the consternation about soft dollars."
>
> Boston-based Fidelity isn't changing the way it pays for investment research, the biggest chunk of its soft-dollar payments. Fidelity said its stock mutual funds last year paid 4815 million in commission, of which it estimates about $160 million went for soft-dollar research and market data. Overall, mutual-fund and other institutional investors shelled out $1.24 billion last year in soft-dollar payments, down from $1.52 billion in 2002, according to consultant Greenwich Associates.

This article evidences Fidelity's ongoing misconduct and purported response to the growing scrutiny over the propriety of Soft Dollars, and that eliminating them can directly lower investors' expenses.

87. According to the Statement of Additional Information, during the fiscal year ended October 31, 2002, the Fidelity Diversified International Fund alone paid $7,085,357 in commission to firms for providing research services. The excessive commissions did not fund any services that benefited the Fidelity Funds shareholders, and these practices materially harmed plaintiff and other members of the Class from whom the Soft Dollars and excessive commission were taken.

88. Additionally, on information and belief, the Fidelity Funds, similar to other members of the industry, have a practice of charging lower management fees to institutional clients than to ordinary mutual fund investors through their mutual fund holdings. This discriminatory treatment cannot be justified by any additional services to the ordinary investor and is a further breach of fiduciary duties. In the words of Morningstar analyst Kunal Kapoor, "Fees for a firm's retail products should not be materially different from management fees for a firm's institutional offerings. Though we appreciate the added coss of servicing smaller

accounts, those expenses needn't show up in the management fees." Kunal Kapoor, "The Stands That We Expect Funds to Meet," Morningstar.com, Dec. 8, 2003.

89. The Investment Adviser Defendants' actions are not protected by the Section 28(e) safe harbor. The Investment Adviser Defendants used Soft Dollars to pay overhead costs (for items such as computer hardware and software) thus charging Fidelity Funds investors for costs not covered by the Section 28(e) safe harbor and that, consistent with the investment advisers' fiduciary duties, properly should have been borne by the Investment Adviser Defendants. The Investment Adviser Defendants also paid excessive commissions to broker dealers on top of any legitimate Soft Dollars to steer their clients to Fidelity Funds and directed brokerage business to firms that favored Fidelity Funds. Such payments and directed-brokerage payments were used to fund sales contests and other undisclosed financial incentives to push Fidelity Funds. These incentives created an undisclosed conflict of interest and caused brokers to steer clients to Fidelity Funds regardless of the funds' investment quality relative to other investment alternatives and to thereby breach their duties of loyalty. By paying the excessive brokerage commissions, the Investment Adviser Defendants also violated Section 12(b) of the Investment Company Act, because such payments were not made pursuant to a valid Rule 12b-1 plan.

THE NOVEMBER 17, 2003 ANNOUNCEMENT

90. On November 17, 2003, these practices began to come to light when the SEC issued a press release (the "November 17 SEC Release") in which it announced a $50 million settlement of an enforcement action against Morgan Stanley Dean Witter relating to improper mutual fund sales practices. The Fidelity Funds were subsequently identified as one of the mutual fund families that Morgan Stanley brokers were paid to push. In this regard, the release

announced:

> the institution and simultaneous settlement of an enforcement action against Morgan Stanley DW Inc. (Morgan Stanley) for failing to provide customers important information relating to their purchases of mutual fund shares. As part of the settlement, Morgan Stanley will pay $50 million in disgorgement and penalties, all of which will be placed in a Fair Fund for distribution to certain Morgan Stanley customers.
>
> **Stemming from the SEC's ongoing industry-wide investigation of mutual fund sales practices, this inquiry uncovered two distinct, firm-wide disclosure failures by Morgan Stanley. The first relates to Morgan Stanley's "Partners Program" and its predecessor, in which a select group of mutual fund complex paid Morgan Stanley substantial fees for preferred marketing of their funds.** To incentivize its sales force to recommend the purchase of shares in these "preferred" funds, Morgan Stanley paid increased compensation to individual registered representatives and branch managers on sales of those funds' shares. The fund complexes paid these fees in cash or in the form of portfolio brokerage commissions.

[Emphasis added.]

91. The November 17 SEC release further stated:

> The Commission's Order finds that this conduct violated Section 17(a)(2) of the Securities Act of 1933 and Rule 10b-10 under the Securities Exchange Act of 1934. Section 17(a)(2) prohibits the making of materially misleading statements or omissions in the offer and sale of securities. Rule 10b-10 requires broker dealers to disclose the source and amount of any remuneration received from third parties in connection with a securities transaction. The Order also finds that the conduct violated NASD Rule 2830(k), which prohibits NASD members from favoring the sale of mutual fund shares based on the receipt of brokerage commissions.
>
> Stephen M. Cutler, Director of the Commission's Division of Enforcement, said: "Unbeknownst to Morgan Stanley's customers, Morgan Stanley received monetary incentives - in the form of "shelf space" payments -- to sell particular mutual funds to its customers. When customers purchase mutual funds, they should understand the nature and extent of any conflicts of interest that may affect the transaction."

> Morgan Stanley has agreed to settle this matter, without admitting or denying the findings in the Commissions' Order. As part of the settlement, Morgan Stanley will pay $25 million in disgorgement and prejudgment interest. In addition, Morgan Stanley will pay civil penalties totaling $25 million. [. . .]
>
> * * *
>
> In addition, Morgan Stanley has undertaken to, among other things, (1) place on its website disclosures regarding the Partners Program; (2) provide customers with a disclosure document that will disclose, among other things, specific information concerning the Partners Program, and the differences in fees and expenses connected with the purchaser of different mutual fund share classes.
>
> Finally, the Commission's Order censures Morgan Stanley and orders it to cease-and-desist from committing or causing any violations of Section 17(a)(2) of the Securities Act of 1933 and Rule 10b-10 under the Securities Exchange Act of 1934.
>
> * * *
>
> The NASD also announced today a settled action against Morgan Stanley for violations of NASD Rule 2830(k) arising from the Partners Program and its predecessor.

92. On November 18, 2003, *The Washington Post* published an article entitled "Morgan Stanley Settles With SEC, NASD." The article states in relevant part:

> Investors who bought mutual funds from Morgan Stanley, the nation's second-largest securities firm, didn't know that the company was taking secret payments from some fund companies to promote their products, according to allegations that resulted in a $50 million settlement agreement yesterday with the Securities and Exchange Commission.
>
> In many cases, those same investors were actually footing the bill, indirectly, for the slanted recommendations, the SEC said. Some of the 16 fund companies whose products were pushed by Morgan brokers paid for the marketing help by letting Morgan handle some of their stock and bond trading. The millions of dollars in commissions earned by Morgan on that trading came out of mutual fund share owners' profits, according to the SEC.

Morgan said yesterday that companies in its "Partners Program" included . . . Fidelity Investments.

* * *

Yesterday's settlement "goes to show that the mutual fund managers as well as broker dealers have too often viewed mutual fund shareholders as sheep to be sheared, said Sen. Peter Fitzgerald (R-Ill.), who is investigating the industry. "Congress has to figure out the variety of ways people are being sheared so that we can stop it."

[Emphasis added.]

93. On January 14, 2004, *The Wall Street Journal* published an article under the headline, "SEC Readies Cases On Mutual Funds' Deals With Brokers." Citing a "person familiar with the investigation," the article notes that the SEC is "close to filing its first charges against mutual fund companies related to arrangements that direct trading commissions to brokerage firms that favor those fund companies' products." The article stated in pertinent part as follows:

The SEC has been probing the business arrangement between fund companies and brokerage firms since last spring. It held a news conference yesterday to announce **it has found widespread evidence that brokerage firms steered investors to certain mutual funds because of payments they received from fund companies or their investment advisers as part of sales agreements.**

Officials said the agency has opened investigations into eight brokerage firms and a dozen mutual funds that engaged in a longstanding practice known as "revenue sharing." Agency officials said they expect that number to grow as its probe expands. They declined to name either the funds or the brokerage firms.

The SEC said payments varied between 0.05% and 0.04% of sales and up to 0.25% of assets that remained invested in the fund.

People familiar with the investigation say regulators are looking into examples of conflict of interest when fund companies use shareholder money to cover costs of sales agreements instead of paying the sales costs themselves out of

the firm's own pockets. The boards of funds, too, could be subject to scrutiny for allowing shareholders' commission dollars to be used for these sales agreements. In other cases, the SEC is probing whether funds violated policies that would require costs associated with marketing a fund to be included in a fund's so-called 12b-1 plan.

[Emphasis added.]

<u>The Prospectuses Were Materially False And Misleading</u>

94. Plaintiff and other members of the Class were entitled to, and did receive, one or more of the prospectuses (the "Prospectuses"), pursuant to which the Fidelity Funds shares were offered, each of which contained substantially the same materially false and misleading statements and omissions regarding 12b-1 fees, commissions and Soft Dollars.

95. The Prospectus Dated December 30, 2002 for funds offered by Fidelity Investment Trust is typical of Prospectuses available for other Fidelity Funds. It states as follows with respect to 12b-1 fees, revenue sharing and directed brokerage:

> **Each fund has adopted a Distribution and Service Plan pursuant to Rule 12b-1 under the Investment Company Act of 1940 that recognized that FMR may use its management fee revenues, as well as its past profits or its resources from any other source, to pay FDC for expenses incurred in connection with providing services intended to result in the sale of fund shares and/or shareholder support services. FMR, directly or through FDC, may pay significant amounts to intermediaries, such as banks, broker-dealers, and other service providers [sic], that provide those services. Currently, the Board of Trustees of each fund has authorized such payments.**
>
> If payments made by FMR to FDC or to intermediaries under a Distribution and Service Plan were considered to be paid out of a fund's assets on an ongoing basis, they might increase the cost of your investment and might cost you more than paying other types of sales charges.
>
> * * *
>
> FMR may allocate brokerage transactions in a manner that takes

> into account the sale of shares of a fund, provided that the fund receives brokerage services and commission rates comparable to those of other broker-dealers.

[Emphasis added.]

96. The Statement of Additional Information, dated December 30, 2002 for funds offered by Fidelity Investment Trust is available to the investor upon request and is typical of Statements of Additional Information available for other Fidelity Funds. It states as follows with respect to Soft Dollars and revenue sharing:

> **Brokers or dealers that execute transactions for a fund may receive commissions that are in excess of the amount of co mission that other brokers or dealers might have charged, in recognition of the products and services they have provided.**
>
> * * *
>
> **FMR is authorized to allocate portfolio transactions in a manner that takes into account assistance received in the distribution of shares of the funds or other Fidelity funds and to use the research service brokerage and other firms that have provided such assistance.**

[Emphasis added.]

97. The Prospectuses failed to disclose and misrepresented, *inter alia*, the following material and damaging adverse facts which damaged plaintiff and other members of the Class:

a. that Fidelity authorized the payment from fund assets of excessive commissions to broker dealers in exchange for preferential marketing services and that such payments were in breach of their fiduciary duties, in violation of Section 12b of the Investment Company Act, and unprotected by any "safe harbor";

b. that Fidelity directed brokerage payments to firms that favored Fidelity Funds, which was a form of marketing that was not disclosed in or authorized by the Fidelity Funds Rule 12b-1 Plan;

c. that the Fidelity Funds Rule 12b-1 plan was not in compliance with Rule 12b-1, and that payments made pursuant to the plan were in violation of Section 12 of the Investment Company Act because, among other reasons, the plan was not properly evaluated by the Trustee Defendants and there was not a reasonable likelihood that the plan would benefit the company and its shareholders;

d. that by paying brokers to aggressively steer their clients to Fidelity Funds, Fidelity was knowingly aiding and abetting a breach of fiduciary duties, and profiting from the brokers' improper conduct;

e. that any economies of scale achieved by marketing of the Fidelity Funds to new investors were not passed on to Fidelity Funds investors;

f. that defendants improperly used Soft Dollars and excessive commissions paid from Fidelity Funds assets, to pay for overhead expenses, the cost of which should have been borne by Fidelity and not Fidelity Funds investors; and

g. that the Trustee Defendants had abdicated their duties under the Investment Company Act and their common law fiduciary duties, that they failed to monitor and supervise Fidelity and that, as a consequence, Fidelity was able to systematically skim millions and millions of dollars from the Fidelity Funds.

COUNT I

Against FMR, FMRC and the Trustee Defendants For Violations Of Section 34(b) Of The Investment Company Act On Behalf Of The Class

98. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

99. This Count is asserted against FMR and FMRC in their role as investment

advisers to the Fidelity Funds and against the Trustee Defendants as trustees of the Fidelity Funds.

100. FMR, FMRC and the Trustee Defendants made untrue statements of material fact in registration statements and reports filed and disseminated pursuant to the Investment Company Act and omitted to state facts necessary to prevent the statements made therein, in light of the circumstances under which they were made, from being materially false and misleading. FMR, FMRC and the Trustee Defendants failed to disclose the following:

a. that Fidelity authorized the payment from fund assets of excessive commissions to broker dealers in exchange for preferential marketing services and that such payments were in breach of their fiduciary duties, in violation of Section 12(b) of the Investment Company Act, and unprotected by any "safe harbor";

b. that Fidelity directed brokerage payments to firms that favored Fidelity Funds, which was a form of marketing that was not disclosed in or authorized by the Fidelity Funds Rule 12b-1 Plan;

c. that the Fidelity Funds Rule 12b-1 were not in compliance with Rule 12b-1, and that payments made pursuant to the plans were in violation of Section 12 of the Investment Company Act because, among other reasons, the plans were not properly evaluated by the Trustee Defendants and there was not a reasonable likelihood that the plans would benefit the company and its shareholders;

d. that by paying brokers to aggressively steer their clients to Fidelity Funds, Fidelity was knowingly aiding and abetting a breach of fiduciary duties, and profiting from the brokers' improper conduct;

e. that any economies of scale achieved by marketing of the Fidelity Funds to new investors were not passed on to Fidelity Funds investors;

f. that defendants improperly used Soft Dollars and excessive commissions, paid from Fidelity Funds assets, to pay for overhead expenses, the cost of which should have been borne by Fidelity and not Fidelity Funds investors; and

g. that the Trustee Defendants had abdicated their duties under the Investment Company Act and their common law fiduciary duties, that the Trustee Defendants failed to monitor and supervise Fidelity and that, as a consequence, Fidelity was able to systematically skim millions and millions of dollars from the Fidelity Funds.

101. By reason of the conduct described above, FMR, FMRC and the Trustee Defendants violated Section 34(b) of the Investment Company Act.

102. As a direct, proximate and foreseeable result of FMR, FMRC and the Trustee Defendants' violation of Section 34(b) of the Investment Company Act, Fidelity Funds investors have incurred damages.

103. Plaintiff and the Class have been specially injured by Defendants' violations of Section 34(b) of the Investment Company Act. Such injuries were suffered directly by the shareholders, rather than by the Fidelity Funds themselves.

104. FMR, FMRC and the Trustee Defendants, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or the mails, engaged and participated in a continuous course of conduct to conceal such adverse material information.

COUNT II

Against FMR, FMRC and FDC Pursuant To
Section 36(b) Of The Investment Company Act
Derivatively On Behalf Of The Fidelity Funds

105. Plaintiff repeats and realleges each and every allegation contained above and

otherwise incorporates the allegations contained above.

106. This Count is brought by the Class (as Fidelity Funds securities holders) on behalf of the Fidelity Funds against FMR, FMRC and FDC for breach of their fiduciary duties as defined by Section 36(b) of the Investment Company Act.

107. FMR, FMRC and FDC each had a fiduciary duty to the Fidelity Funds and the Class with respect to the receipt of compensation for services and of payments of a material nature made by and to FMR, FMRC and FDC .

108. FMR, FMRC and FDC violated Section 36(b) by improperly charging investors in the Fidelity Funds purported Rule 12b-1 marketing fees, and by drawing on the Fidelity Funds assets to make undisclosed payments of Soft Dollars and excessive commissions, as defined herein, in violation of Rule 12b-1

109. By reason of the conduct described above, FMR, FMRC and FDC violated Section 36(b) of the Investment Company Act.

110. As a direct, proximate and foreseeable result of FMR, FMRC and FDC 's breach of the fiduciary duty of loyalty in their respective roles as underwriter and investment advisers to Fidelity Funds investors, the Fidelity Funds and the Class have incurred millions of dollars in damages.

111. Plaintiff, in this Count, seeks to recover the Rule 12b-1 fees, Soft Dollars, excessive commission and the management fees charged the Fidelity Funds by FMR, FMRC and FDC .

COUNT III

Against The Johnson Family Group, FMR Corp. And The Trustee Defendants (As Control Persons of FMR, FRMC and FDC), For Violation Of Section 48(a) Of The Investment Company Act By The Class And Derivatively On Behalf Of The Fidelity Funds

112. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

113. This Count is brought pursuant to Section 48(a) of the Investment Company Act against the Johnson Family Group, FMR Corp. and the Trustee Defendants as control persons of FMR, FMRC and FDC, who caused FMR, FRMC and FDC to commit the violations of the Investment Company Act alleged herein. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the misconduct complained of herein are the collective actions of the Johnson Family Group, FMR Corp. and the Trustee Defendants.

114. FMR and FMRC are liable under Sections 34(b) of the Investment Company Act to the Class and FMR, FMRC and FDC are liable under 36(b) of the Investment Company Act to the Fidelity Funds as set forth herein.

115. The Johnson Family Group, FMR Corp. and the Trustee Defendants were "control persons" of FMR, FMRC and FDC and caused the violations complained of herein. By virtue of their positions of operational control and/or authority over FMR, FMRC and FDC, the Johnson Family Group, FMR Corp. and the Trustee Defendants directly and indirectly, had the power and authority, and exercised the same, to cause FMR, FMRC and FDC to engage in the wrongful conduct complained of herein.

116. Pursuant to Section 48(a) of the Investment Company Act, by reason of the foregoing, the Johnson Family Group, FMR Corp. and the Trustee Defendants are liable to plaintiff to the same extent as are FMR and FMRC for their primary violations of Sections 34(b) and 36(b) of the Investment Company Act and to the same extent as are FMR, FMRC and FDC for their primary violations of Section 36(b) of the Investment Company Act.

117.. By virtue of the foregoing, Plaintiff and other Class members are entitled to damages against the Johnson Family Group, FMR Corp. and the Trustee Defendants.

COUNT IV

Against FMR and FMRC Under Section 215 Of The Investment Advisers Act For Violations Of Section 206 Of The Investment Advisers Act Derivatively On Behalf Of The Fidelity Funds

118. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

119. This Count is based upon Section 215 of the Investment Advisers Act, 15 U.S.C. §80b-15.

120. FMR and FMRC served as "investment advisers" to the Fidelity Funds and other members of the Class pursuant to the Investment Advisers Act.

121. As fiduciaries pursuant to the Investment Advisers Act, FMR and FMRC were required to serve the Fidelity Funds in a manner in accordance with the federal fiduciary standards set forth in Section 206 of the Investment Advisers Act, 15 U.S.C. §80b-6, governing the conduct of investment advisers.

122. During the Class Period, FMR and FMRC breached their fiduciary duties to the Fidelity Funds by engaging in a deceptive contrivance, scheme, practice and course of conduct pursuant to which they knowingly and/or recklessly engaged in acts, transactions, practices and courses of business which operated as a fraud upon the Fidelity Funds. As detailed above, FMR and FMRC skimmed money from the Fidelity Funds by charging and collecting fees from the Fidelity Funds in violation of the Investment Company Act and the Investment Advisers Act. The purpose and effect of said scheme, practice and course of conduct was to enrich FMR and FMRC, among other defendants, at the expense of the Fidelity Funds. FMR and FMRC breached their fiduciary duties owed to the Fidelity Funds by engaging in the aforesaid

transactions, practices and courses of business knowingly or recklessly so as to constitute a deceit and fraud upon the Fidelity Funds.

123. FMR and FMRC are liable as direct participants in the wrongs complained of herein. FMR and FMRC, because of their position of authority and control over the Fidelity Funds were able to and did control the fees charged to and collected from the Fidelity Funds and otherwise control the operations of the Fidelity Funds.

124. FMR and FMRC had a duty to (1) disseminate accurate and truth information with respect to the Fidelity Funds; and (2) truthfully and uniformly act in accordance with their stated policies and fiduciary responsibilities to the Fidelity Funds. FMR and FMRC participated in the wrongdoing complained of herein in order to prevent the Fidelity Funds from knowing of FMR and FMRC's breaches of fiduciary duties including: (1) the charging of the Fidelity Funds and Fidelity Funds investors improper Rule 12b-1 marketing fees; (2) making improper undisclosed payments of Soft Dollars; (3) making unauthorized use of "directed brokerage" as a marketing tool; and (4) charging the Fidelity Funds for excessive and improper commission payments to brokers.

125. As a result of FMR and FMRC's multiple breaches of their fiduciary duties owed to the Fidelity Funds, the Fidelity Funds were damaged.

126. The Fidelity Funds are entitled to rescind their investment advisory contracts with FMR and FMRC and recover all fees paid in connection with their enrollment pursuant to such agreements.

COUNT V

Breach of Fiduciary Duty Against FMR and FMRC On Behalf Of The Class

127. Plaintiff repeats and realleges each of the preceding allegations as though fully set

forth herein.

128. As advisers to the Fidelity Funds, FMR and FMRC were fiduciaries to the plaintiff and other members of the Class and were required to act with the highest obligations of good faith, loyalty, fair dealing, due care and candor.

129. As set forth above, FMR and FMRC breached their fiduciary duties to plaintiff and the Class.

130. Plaintiff and the Class have been specially injured as a direct, proximate and foreseeable result of such breach on the part of FMR and FMRC and have suffered substantial damages.

131. Because FNR and FMRC acted with reckless and willful disregard for the rights of the plaintiff and other members of the Class, FMR and FMRC are liable for punitive damages in an amount to be determined by the jury.

COUNT VI

Breach of Fiduciary Duty Against The Trustee Defendants On Behalf Of The Class

132. Plaintiff repeats and realleges each of the preceding allegations as though fully set forth herein.

133. As Fidelity Funds trustees, the Trustee Defendants had a fiduciary duty to the Fidelity Funds and Fidelity Funds investors to supervise and monitor FMR, FMRC and FDC.

134. The Trustee Defendants breached their fiduciary duties by reason of the acts alleged herein, including their knowing or reckless failure to prevent FMR, FMRC and FDC from (1) charging the Fidelity Funds and Fidelity Funds investors improper Rule 12b-1 marketing fees; (2) making improper undisclosed payments of Soft Dollars; (3) making unauthorized use of "directed brokerage" as a marketing tool; and (4) charging the Fidelity Funds

for excessive and improper commission payments to brokers.

135. Plaintiff and the Class have been specially injured as a direct, proximate and foreseeable result of such breach on the part of Trustee Defendants and have suffered substantial damages.

136. Because Trustee Defendants acted with reckless and willful disregard for the rights of plaintiff and other members of the Class, the Trustee Defendants are liable for punitive damages in an amount to be determined by the jury.

COUNT VII

Aiding And Abetting A Breach Of Fiduciary Duty Against FMR, FMRC and FDC On Behalf Of The Class

137. Plaintiff repeats and realleges each of the preceding allegations as though fully set forth herein.

138. At all times herein, the broker dealers that sold Fidelity Funds had fiduciary duties of loyalty to their clients, including plaintiff and other members of the Class.

139. FMR, FMRC and FDC knew or should have known that the broker dealer had these fiduciary duties.

140. By accepting improper Rule 12b-1 fees, Soft Dollars and excessive commissions in exchange for aggressively pushing Fidelity Funds, and by failing to disclose the receipt of such fees, the brokerages breached their fiduciary duties to plaintiff and the other members of the Class.

141. FMR, FMRC and FDC possessed actual or constructive knowledge that the brokerages were breaching their fiduciary duties, but nonetheless perpetrated the fraudulent scheme alleged herein.

142. FMR, FMRC and FDC's actions, as described in this complaint, were a

substantial factor in causing the losses suffered by plaintiff and the other members of the Class. By participating in the brokerages' breaches of fiduciary duties, FMR, FMRC and FDC are liable therefor.

143. As a direct, proximate and foreseeable result of FMR, FMRC and FDC's knowing participation in the brokerages' breaches of fiduciary duties, plaintiff and the Class have suffered damages.

144. Because FMR, FMRC and FDC acted with reckless and willful disregard for the rights of Plaintiff and other members of the Class, FMR, FMRC and FDC are liable for punitive damages in an amount to be determined by the jury.

PRAYER FOR RELIEF

WHEREFORE, plaintiff prays for relief and judgment, as follows:

A. Determining that this action is a proper class action, certifying plaintiff as the Class representative and plaintiff's counsel as Class counsel pursuant to Rule 23(a) of the Federal Rules of Civil Procedure;

B. Awarding compensatory damages in favor of plaintiff and the other Class members against all defendants, jointly and severally, for all damages sustained as a result of defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

C. Awarding punitive damages in favor of plaintiff and the other Class members against all defendants, jointly and severally, for all damages sustained as a result of defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

D. Awarding the Fidelity Funds rescission of their contracts with FMR and FMRC, including recovery of all fees which would otherwise apply, and recovery of all fees paid to FMR and FMRC;

E. Ordering an accounting of all Fidelity Funds-related fees, commissions, and Soft Dollar payments;

F. Ordering restitution of all unlawfully or discriminatorily obtained fees and charges;

G. Awarding such other and further relief as this Court may deem just and proper, including any extraordinary equitable and/or injunctive relief as permitted by law or equity to attach, impound or otherwise restrict the defendants' assets to assure that Plaintiff and the Class have an effective remedy;

H. Awarding plaintiff and the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees; and

I. Such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury.

DATED: August 19, 2004

Respectfully submitted,

MOULTON & GANS, P.C.

By [signature]
Nancy Freeman Gans (BBO #184540)
33 Broad Street
Boston, MA 02109-4216
(617) 369-7979

STULL, STULL & BRODY
Jules Brody
Aaron Brody
Tzivia Brody
6 East 45th Street
New York, New York 10017
(212) 687-7230

WEISS & YOURMAN
Joseph H. Weiss
551 Fifth Avenue
New York, New York 10176
(212) 682-3025

Attorneys for Plaintiff

F:\FIDELITY\CMPLTFAL.WPD

EXHIBIT A

Fidelity Advisor Aggressive Growth
Fidelity Advisor Asset Allocation Fund
Fidelity Advisor Balanced Fund
Fidelity Advisor Biotechnology Fund
Fidelity Advisor California Municipal Income Fund
Fidelity Advisor Consumer Industries Fund
Fidelity Advisor Cyclical Industries Fund
Fidelity Advisor Developing Communications Fund
Fidelity Advisor Diversified International Fund
Fidelity Advisor Dividend Growth Fund
Fidelity Advisor Dynamic Capital Appreciation Fund
Fidelity Advisor Electronics Fund
Fidelity Advisor Emerging Asia Fund
Fidelity Advisor Emerging Markets Fund
Fidelity Advisor Emerging Markets Income Fund
Fidelity Advisor Equity Growth Fund
Fidelity Advisor Equity Income Fund
Fidelity Advisor Europe Capital Appreciation Fund
Fidelity Advisor Fifty Fund
Fidelity Advisor Financial Services Fund
Fidelity Advisor Floating Rate High Income Fund
Fidelity Advisor Freedom 2000 Fund
Fidelity Advisor Freedom 2005 Fund
Fidelity Advisor Freedom 2010 Fund
Fidelity Advisor Freedom 2015 Fund
Fidelity Advisor Freedom 2020 Fund
Fidelity Advisor Freedom 2025 Fund
Fidelity Advisor Freedom 2030 Fund
Fidelity Advisor Freedom 2035 Fund
Fidelity Advisor Freedom 2040 Fund
Fidelity Advisor Freedom Income Fund
Fidelity Advisor Global Equity Fund
Fidelity Advisor Government Investment Fund
Fidelity Advisor Growth & Income Fund
Fidelity Advisor Growth & Income Fund II
Fidelity Advisor Growth Opportunities Fund
Fidelity Advisor Health Care Fund
Fidelity Advisor High Income Advantage Fund
Fidelity Advisor High Income Fund
Fidelity Advisor Inflation-Protected Bond Fund
Fidelity Advisor Intermediate Bond Fund
Fidelity Advisor International Capital Appreciation Fund
Fidelity Advisor International Small Cap Fund

Fidelity Advisor Investment Grade Bond Fund
Fidelity Advisor Japan Fund
Fidelity Advisor Korea Fund
Fidelity Advisor Large Cap Fund
Fidelity Advisor Latin America Fund
Fidelity Advisor Leveraged Company Stock Fund
Fidelity Advisor Mid Cap Fund
Fidelity Advisor Mortgage Securities Fund
Fidelity Advisor Municipal Income Fund
Fidelity Advisor Natural Resources Fund
Fidelity Advisor New Insights Fund
Fidelity Advisor New York Municipal Income Fund
Fidelity Advisor Overseas Fund
Fidelity Advisor Real Estate Fund
Fidelity Advisor Short Fixed-income Fund
Fidelity Advisor Short-Intermediate Municipal Income Fund
Fidelity Advisor Small Cap Fund
Fidelity Advisor Strategic Dividend & Income Fund
Fidelity Advisor Strategic Growth Fund
Fidelity Advisor Strategic Income Fund
Fidelity Advisor Tax Managed Stock Fund
Fidelity Advisor Technology Fund
Fidelity Advisor Telecommunications & Utilities Growth Fund
Fidelity Advisor Value Fund
Fidelity Advisor Value Leaders Fund
Fidelity Advisor Value Strategies Fund
Fidelity Aggressive International Fund
Fidelity Air Transportation Portfolio
Fidelity Arizona Municipal Money Market Fund
Fidelity Asset Manager
Fidelity Asset Manager: Aggressive
Fidelity Asset Manager: Growth
Fidelity Asset Manager: Income
Fidelity Automotive Portfolio
Fidelity Banking Portfolio
Fidelity Blue Chip Growth Fund
Fidelity Blue Chip Growth Fund
Fidelity Blue Chip Value Fund
Fidelity Brokerage/Investment Management Market Fund
Fidelity Canada Fund
Fidelity Capital & Income Fund
Fidelity Capital Appreciation Fund
Fidelity Cash Reserves
Fidelity Chemicals Portfolio
Fidelity China Region Fund
Fidelity Computers Portfolio

Fidelity Connecticut Municipal Money Market Fund
Fidelity Construction & Housing Portfolio
Fidelity Contrafund
Fidelity Convertible Securities Fund
Fidelity Defense & Aerospace Portfolio
Fidelity Disciplined Equity Fund
Fidelity Discovery Fund
Fidelity Energy Portfolio
Fidelity Energy Service Portfolio
Fidelity Environmental Portfolio
Fidelity Equity-Income Fund
Fidelity Equity-Income Fund II
Fidelity Europe Fund
Fidelity Export And Multinational Fund
Fidelity Florida Municipal Money Market Fund
Fidelity Focused Stock Fund
Fidelity Food & Agriculture Portfolio
Fidelity Four-In-One Index Fund
Fidelity Fund
Fidelity Ginnie Mae Fund
Fidelity Global Balanced Fund
Fidelity Gold Portfolio
Fidelity Government Income Fund
Fidelity Growth Company Fund
Fidelity Home Finance Portfolio
Fidelity Independence Fund
Fidelity Industrial Equipment Portfolio
Fidelity Industrial Materials Portfolio
Fidelity Insurance Portfolio
Fidelity Intermediate Government Income Fund
Fidelity International Growth & Income Fund
Fidelity Japan Smaller Companies Fund
Fidelity Large Cap Stock Fund
Fidelity Leisure Portfolio
Fidelity Low-Priced Stock Fund
Fidelity Magellan Fund
Fidelity Massachusetts Municipal Money Market Fund
Fidelity Medical Delivery Portfolio
Fidelity Medical Equipment Systems/ Portfolio
Fidelity Michigan Municipal Money Market Fund
Fidelity Mid-Cap Stock Fund
Fidelity Money Market Trust: Retirement Government Money Market Portfolio
Fidelity Money Market Trust: Retirement Money Market Portfolio
Fidelity Multimedia Portfolio
Fidelity Municipal Money Market Fund
Fidelity Nasdaq Composite Index Fund

Fidelity Natural Gas Portfolio
Fidelity Networking & Infrastructure Portfolio
Fidelity New Jersey Municipal Money Market Fund
Fidelity New Markets Income Fund
Fidelity New Millennium Fund
Fidelity New York Municipal Money Market Fund
Fidelity Nordic Fund
Fidelity Ohio Municipal Money Market Fund
Fidelity OTC Portfolio
Fidelity Pacific Basin Fund
Fidelity Paper & Forest Products Portfolio
Fidelity Pennsylvania Municipal Money Market Fund
Fidelity Pharmaceuticals Portfolio
Fidelity Puritan Fund
Fidelity Real Estate Income Fund
Fidelity Retailing Portfolio
Fidelity Select Biotechnology Portfolio
Fidelity Select Money Market Portfolio
Fidelity Short-Term Bond Fund
Fidelity Small Cap Independence Fund
Fidelity Small Cap Retirement Fund
Fidelity Small Cap Stock Fund
Fidelity Software/computer Services Portfolio
Fidelity Southeast Asia Fund
Fidelity Spartan Government Income Fund
Fidelity Stock Selector Fund
Fidelity Structured Large Cap Growth Fund
Fidelity Structured Large Cap Value Fund
Fidelity Structured Mid Cap Growth Fund
Fidelity Structured Mid Cap Value Fund
Fidelity Tax-Free Money Market Fund
Fidelity Total Bond Fund
Fidelity Transportation Portfolio
Fidelity Trend Fund
Fidelity U.S. Bond Index Fund
Fidelity U.S. Government Reserves
Fidelity Ultra-short Bond Fund
Fidelity Utilities Fund
Fidelity Utilities Growth Portfolio
Fidelity Value Discovery Fund
Fidelity Wireless Portfolio
Fidelity Worldwide Fund
Spartan 500 Index Fund
Spartan Arizona Municipal Income Fund
Spartan CA Municipal Money Market Fund
Spartan California Municipal Income Fund

Spartan Connecticut Municipal Income Fund
Spartan Extended Market Index Fund
Spartan Florida Municipal Income Fund
Spartan Intermediate Municipal Income Fund
Spartan International Index Fund
Spartan Investment Grade Bond Fund
Spartan MA Municipal Money Market Fund
Spartan Maryland Municipal Income Fund
Spartan Massachusetts Municipal Income Fund
Spartan Michigan Municipal Income Fund
Spartan Minnesota Municipal Income Fund
Spartan Money Market Fund
Spartan Municipal Income Fund
Spartan Municipal Money Fund
Spartan New Jersey Municipal Income Fund
Spartan New York Municipal Income Fund
Spartan NJ Municipal Money Market Fund
Spartan NY Municipal Money Market Fund
Spartan Ohio Municipal Income Fund
Spartan Pennsylvania Municipal Income Fund
Spartan Short-Intermediate Municipal Fund
Spartan Tax-Free Bond Fund
Spartan Total Market Index Fund
Spartan U.S. Equity Index Fund
Spartan U.S. Government Money Market Fund
Spartan U.S. Treasury Money Market Fund